Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

Hi there:

By now, you will have seen the news about Macromedia and Adobe joining together. Today is definitely going to be a day for the history books—not just for Macromedia and not just for Adobe, but for the entire software industry.

We are bringing together two companies that have repeatedly demonstrated their ability to evolve and prosper through what have been tectonic shifts in the technology industry. It's just amazing what these two companies have been able to achieve independently.

What really has me excited are the things that we will be able to accomplish together. The strength of the combination is why I have personally committed to the combined organizations.

Now I know some of this is going to be a bit confusing and stressful. And it's going to generate some questions like "Why now?" and "What does this mean to me?" I understand those questions and emotions because I've gone through many of them myself over the last little while. But that's why I want you to join me and the rest of the management team tomorrow, Tuesday, April 19th at 8:00 a.m., for the all-hands at Davies Symphony Hall in San Francisco so you can learn the answers to those questions and many more. For more details on the all-hands meeting location, transportation, and logistics, please visit: http://macronet/ICOM/articles/2005/04/allhandsinvitation.shtm.

In the meantime, you will find more information below on informal team meetings for all employees today regarding the announcement and an FAQ. As always your feedback is important, and you can send questions to icom@macromedia.com.

For a video recording of this e-mail, please visit the Macronet at http://macronet.

I look forward to seeing you at the all-hands tomorrow.

Stephen

For additional information:

An internal-only FAQ regarding our announcement can be found on the Macronet at http://macronet.macromedia.com/announce/.

Department management will hold informal team meetings today throughout the regions and in San Francisco to discuss the announcement. Please check the Macronet for meeting times, international and regional conference call-in numbers, and locations for all employees to participate: http://macronet.macromedia.com/announce/

International meeting times and conference call dial-in information for today are also detailed below and listed on the Macronet:

APAC:
4:00 - 4:30 p.m. local Singapore time
Dial-In: 1 (866) 230-1126
Int'l Dial-In: 1 (773) 843-6375
Passcode: 9568529#

EMEA:
9:45 - 10:15 a.m. GMT
Dial-In: 1 (866) 230-1126

Int'l Dial-In: 1 (773) 843-6375
Passcode: 9258077#

India:
1:30 - 2:00 p.m. local Bangalore time
Dial-In: 1 (866) 230-1126
Int'l Dial-In: 1 (773) 843-6375
Passcode: 5271894#

Japan:
5:00 - 5:30 p.m. local Tokyo time
Dial-In: 1 (866) 230-1126
Int'l Dial-In: 1 (773) 843-6375
Passcode: 5871700#